Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

March 14, 2017

Via EDGAR

Trace Rakestraw, Esq.

Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Mutual Funds Trust File Nos. 333-214468, 811-23213

Dear Mr. Rakestraw:

On January 27, 2017, USCF Mutual Funds Trust (the "Trust") filed pre-effective amendment no. 1 to its registration statement on Form N-1A (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to register the initial series of the Trust, the USCF Commodity Strategy Fund (the "Fund"). On March 2, 2017, you provided oral comments on behalf of the staff of the SEC's Division of Investment Management (the "Staff"). Also, on March 9 and 13, 2017, you provided additional oral comments on behalf of the Staff in response to drafts of pre-effective amendment no. 2 to the Registration Statement. Set forth below are each of the Staff's comments in italics, and the Trust's response to each comment follows. With this letter, the Trust is simultaneously filing with the Commission pre-effective amendment no. 2 to the Registration Statement, which reflects the Trust's responses to the Staff's comments.

General

1.	In your response, please confirm that the Fund’s direct investments in Commodity Interests will not cause the Fund to fail to qualify as a regulated investment company under subchapter M of the Internal Revenue Code.

Response: The Fund confirms that it will not make any direct investments in Commodity Interests that would cause the Fund to fail to qualify as a regulated investment company.

2.	With respect to the licensing agreement entered into between the Adviser and SummerHaven Index Management, LLC (“SHIM”), for the Fund’s use of SummerHaven Dynamic Commodity Index Total Return (the “SDCI”), and for which the Adviser pays SHIM a licensing fee, please provide an explanation as to why this is not a violation of Section 17(d) under the Investment Company Act of 1940, as amended, and the rules thereunder (the “1940 Act”).

Response: In order for an arrangement to a be a joint transaction in violation of Section 17(d) and Rule 17d-1, the registered investment company must be a participant in the arrangement. The Fund is not a participant in the arrangement between the Adviser and SHIM because the economics of the Fund are in no way impacted by this arrangement. The Fund pays the Adviser an advisory fee that has been approved by the Fund’s Board pursuant to the Section 15(c) process required by the 1940 Act. The Adviser then pays a portion of its legitimate profits to SHIM.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

March 14, 2017 Page 2

3.	Given that the Fund is actively managed, please explain why the Fund’s concentration policy that it will only concentrate in an industry to the extent that its benchmark index is concentrated in such industry is appropriate.

Response: As discussed further below, the Fund’s concentration policy in the Registration Statement has been revised as follows:

As a matter of fundamental policy, the Fund may not: . . . G. Purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, provided that this restriction does not limit the Fund’s investments in (i) securities or other instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities, and (ii) securities of other investment companies.

Principal Investment Strategies of the Fund (p. 2)

4.	Please disclose that the Fund is an actively managed fund.

Response: The Fund’s principal investment strategies have been revised to more clearly disclose that the Fund seeks to provide exposure to the commodities markets that corresponds to the SDCI and to discuss how the Fund selects its investments in fixed income securities. As a result of these changes to the disclosure, the Fund does not believe that the requested disclosure is necessary or appropriate.

5.	Please explain exactly what rates are used as the hypothetical rates of return for the T-bills used to hypothetically collateralize the Component Future Contracts.

Response: The rate used by the SDCI is the 13-week high auction rate (updated weekly) on the US Treasury website.

6.	Please explain why it takes four business days to rebalance or reconstitute the SDCI. Please explain what the components are of the SDCI during those last four business days of the month.

Response: Because of the nature of commodity futures, indices that are comprised of commodity futures contracts are rebalanced over a roll period of more than one day. During this roll period, the SDCI's component contracts are in flux through a monthly reconstitution and rebalancing. Rebalancing commodity portfolios over a period of four or more days is industry best practice in order to provide the most flexibility in execution and to allow portfolios room to scale and still meet their investment objectives. During the rebalance and reconstitution period, as the SDCI moves from an old set of contracts to a new set of contracts, it moves approximately 25% of the notional value of its holdings to the new set of holdings each day of the four-day rebalance period.

7.	The Registration Statement discloses that the SDCI is rebalanced monthly. Is the SDCI rebalance or is it reconstituted? If reconstituted is correct, please make conforming changes throughout the Registration Statement.

March 14, 2017 Page 3

Response: The Registration Statement has been revised to state that the SDCI is “reconstituted and rebalanced” on a monthly basis.

8.	The Registration Statement discloses that the Fund’s portfolio of futures contracts is rebalanced on an ongoing basis to reflect the changing composition of the SDCI. Should this say “reconstituted” rather than “rebalanced”? If reconstituted is correct, please make conforming changes throughout the Registration Statement.

Response: The Registration Statement has been revised to state that the Fund’s portfolio of futures contracts is “reconstituted and rebalanced” on a monthly basis.

9.	The Staff hereby reissues Comment no. 19 from its comment letter dated January 24, 2017. Please define “future exchanges” upon first use, which is first used in the disclosure under the “Principal Investment Strategies of the Fund” heading.

Response: The Registration Statement has been revised accordingly.

Additional Comments to Draft of Pre-Effective Amendment No. 2

10.	Under the Fund’s principal investment strategies, the Registration Statement discloses that the Fund’s portfolio of futures contracts is reconstituted and rebalanced on an “ongoing” basis. However, according to the Registration Statement, the SDCI is reconstituted and rebalanced monthly. If accurate, please explain why the Fund’s portfolio is reconstituted and rebalanced on an ongoing basis.

Response: The Registration Statement has been revised to disclose that the Fund’s portfolio of futures contracts is reconstituted and rebalanced on a monthly basis.

11.	In the Statement of Additional Information, the Registration Statement discloses that the Fund will not invest in “any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, provided that this restriction does not limit the Fund’s investments in (i) securities or other instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities, and (ii) securities of other investment companies.” Please confirm that the Fund intends to comply with this fundamental investment policy.

Response: The Fund confirms that it will not invest more than 25% or more of its total assets in securities of issuers having their principal business activities in the same industry (except as provided in (i) and (ii) therein).

12.	Please revise the Fund’s principal investment strategies to state that “although the Fund seeks to correspond to the performance of the SDCI, the Fund will not attempt to replicate the SDCI.” Alternatively, please explain how the Fund seeks to replicate the SDCI and revise disclosure in the Registration Statement accordingly. As part of any such explanation, explain how the Fund’s intent to seek “enhance[d] interest returns” is consistent with the Fund’s intent to replicate the SDCI. In addition, confirm whether the Fund seeks to replicate the investments of the SDCI in the same proportions as the SDCI.

Response: The Fund has revised its principal investment strategies to state that “[t]he Fund seeks to provide exposure to the commodities markets that corresponds to the SDCI.” The Fund has removed the disclosure stating that the Fund seeks to track the performance, or correspond to the performance, of the SDCI. As further explained during our oral conversation on March 13, 2017, the Fund’s portfolio managers (to the extent possible as disclosed in the Registration Statement) will seek to invest in the SDCI’s component contracts in the same proportion as the SDCI. In addition, the Fund will seek to at least match the return of the hypothetical investments used by the SDCI to collateralize its component contracts, but may seek to enhance interest returns or increase portfolio liquidity by investing in money market instruments, investment grade fixed-income securities, cash, and cash equivalents.

March 14, 2017 Page 4

13.	The Registration Statement discloses that the Fund seeks to provide returns that correspond to the performance of the SDCI. Under the Fund’s principal investment strategies, the Registration Statement also discloses that the Fund “may seek to enhance interest returns” relative to the SDCI. Please explain how these disclosures are consistent.

Response: As previously noted, the Registration Statement has been revised to more clearly disclose that the Fund seeks to provide exposure to the commodities markets that corresponds to the SDCI. Because the Fund may seek to enhance interest returns or increase portfolio liquidity relative to the SDCI, the Trust has removed disclosure stating that the Fund seeks to track the performance of the SDCI.

14.	The Registration Statement includes “Index Risk” as a principal risk of investing in the Fund. As part of the corresponding disclosure, the Registration Statement states that the Fund does not attempt to outperform the SDCI. Please explain how this disclosure is consistent with the disclosure regarding how the Fund may seek to enhance interest returns.

Response: The Trust has removed “Index Risk” as a principal risk of investing in the Fund.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	Carolyn Yu, USCF Mutual Funds Trust Daphne Frydman, USCF Mutual Funds Trust Ronald Coenen Jr., Eversheds Sutherland (US) LLP